Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 21, 2016	NR 04 - 2016

Avrupa Minerals Appoints New Director

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the appointment of Dr. Paul Nelles as a director of the Company.

Dr. Paul Nelles was one of the founders of the Company’s wholly-owned subsidiary Innomatik Exploration Kosovo LLC (“IEK”) and is currently a non-executive director of IEK.  Dr. Nelles is the CEO of Peshter Mining Company J.S.C. that holds the Slivovo license in which the Company has 25% interest.

Dr. Nelles graduated from TU Berlin in 1972 with a degree in mining engineering and obtained a PhD in mineral processing in 1975. He worked internationally in base metal mining for Metallgesellschaft between 1975 and 1991, at which stage he held the position of General Manager Project Development. In 1991 he was employed as technical director and appointed to the executive board of DESTAG, a leading dimension stone producer and worldwide trader. He was subsequently appointed CEO of the company. Dr. Nelles joined Normandy LaSource in France, as executive director for gold production and industrial minerals in 1997. In 2002 he was appointed as the “Trepca Manager” by the United Nations Mission in Kosovo and was promoted to Deputy Managing Director of the Kosovo Trust Agency in 2004, in charge of all major publicly owned enterprises. Since 2006 he has worked as an independent mining industry advisor and has been instrumental in the formation of IEK.

Mr. Paul Kuhn, President and CEO of Avrupa, stated:  “We want to welcome Dr. Nelles to our board.  His extensive experience and network of European contacts will be highly beneficial to Avrupa and our shareholders.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.